UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 7, 2026, The Nasdaq Stock Market LLC (“Nasdaq”) notified PITANIUM LIMITED (the “Company”) of its determination to delist the Company’s Class A ordinary shares from Nasdaq (the “Delisting Determination”). Subsequently, on October 1, 2026, Nasdaq filed a Notification of Removal from Listing and/or Registration on Form 25 (the “Form 25”) with the Securities and Exchange Commission (the “SEC”) to remove the Company’s Class A ordinary shares from listing on Nasdaq and withdraw their registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The delisting became effective on October 11, 2026, and the withdrawal of registration under Section 12(b) is expected to become effective 90 days after the filing of the Form 25, unless the SEC determines otherwise.

On September 28, the board of directors of the Company (the “Board”) approved the Company’s proposed filing of a Certification and Notice of Termination of Registration on Form 15 (the “Form 15”) with the SEC, after considering the Company’s circumstances, including its delisting from Nasdaq and the costs and administrative burdens associated with continued SEC reporting.

The Company intends to file the Form 15 with the SEC, subject to the satisfaction of applicable eligibility requirements, to terminate any applicable registration under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act, as applicable. Upon the filing of the Form 15, the Company’s remaining reporting obligations under the Exchange Act, including its obligations to file annual reports on Form 20-F and furnish reports on Form 6-K, are expected to be suspended immediately, provided that the applicable requirements for such suspension are satisfied. Any termination of registration under Section 12(g), if applicable, is expected to become effective 90 days after the filing of the Form 15, unless the SEC determines otherwise.

Following the suspension of its SEC reporting obligations, the Company may no longer be required to provide periodic financial and other information to the SEC, which may result in reduced publicly available information concerning the Company. The delisting of the Company’s Class A ordinary shares from Nasdaq may also adversely affect the liquidity of such shares. The delisting and the proposed filing of Form 15 will not, by themselves, result in the cancellation of the Company’s outstanding Class A ordinary shares or alter the ownership rights associated with such shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026	PITANIUM LIMITED

	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director